UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 12b-25

SEC FILE NUMBER 0-21174

CUSIP NUMBER 05367P 10 0
NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: December 31, 2012

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

AVID TECHNOLOGY, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Network Drive
Address of Principal Executive Officer (Street and Number)

Burlington, Massachusetts 01803
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, during the course of the Company's normal review of its financial results for the fourth quarter and full year 2012, it was determined that the Company needed to evaluate its current and historical accounting treatment related to bug fixes, upgrades and enhancements (collectively, Software Updates). The primary focus of the Company's evaluation to date has been to determine whether no-charge bug fixes previously made available by the Company to its customers included upgrades or enhancements and if so, whether such upgrades or enhancements met the definition of post-contract customer support (PCS) under U.S. Generally Accepted Accounting Principles.

Generally, the Company recognizes software and product revenue upon delivery to the customer, provided all other revenue recognition criteria are met. However, if the Company concludes no-charge PCS was provided under certain customer arrangements and not properly accounted as including such, then the timing of revenue recognition for those customer arrangements will likely change from the historical presentation in the Company's financial statements. The revenue recognition related to those customer arrangements may change whereby all or a portion of the revenue would be recognized ratably over the estimated PCS service period. The timing of recognition of certain costs related to these customer arrangements may also be impacted, along with the timing of related income taxes.

The Company is working diligently to complete the review, which, among others, requires the evaluation of numerous transactions and Software Updates. The Company is currently unable to estimate the time needed to complete its evaluation, predict the materiality of any adjustments that could be required, and the impact, if any, on prior periods. Given the amount of work remaining, the Company is unable to file its annual report on Form 10-K for the year ended December 31, 2012 by the prescribed due date and does not believe that it will be in a position to file its Form 10-K for the fiscal year ended December 31, 2012 by April 2, 2013, the fifteenth calendar day after the prescribed due date, but will continue to work expeditiously to file as soon as practicable thereafter.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ken Sexton	(978) 640-3113

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

☐ Yes	☐ No

As discussed above, the Company is currently reviewing the relevant financial information and completing the evaluation of certain accounting matters and their impact, if any, on its consolidated financial statements for 2012 and possibly prior periods. The analysis of these matters requires the review of a large number of individual transactions over several years, and because this work is not yet complete, the Company is not in a position at this time to compare results of operations for 2012 and 2011 and has thus not checked either box above.

 Notice Concerning Forward-Looking Statements

The information provided in this notice includes forward-looking information that involves risks and uncertainties, including statement about Avid's anticipated plans, objectives, expectations and intentions. Such statements include, without limitation, statements regarding the ongoing evaluation of Avid's current and historical accounting treatment related to Software Updates provided to certain customers and the outcome and timing of such evaluation; the scope of the ongoing evaluation; the impact on its financial results for 2012 and any prior periods; and the timing of the filing of Avid's 2012 Form 10-K. These forward-looking statements are based on current expectations as of the date of this filing and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the impact of delays in Avid's completion of its financial statements and the filing of its Annual Report on Form 10-K; the impact of the ongoing evaluation on Avid's financial results for 2012 and prior periods; the material weakness in Avid's internal control; recent changes in Avid's leadership team; Avid's ability to execute its strategic plan and meet customer needs; its ability to produce innovative products in response to changing market demand, particularly in the media industry; risks related to litigation; competitive factors; history of losses; fluctuations in its revenue, based on, among other things, Avid's performance in particular geographies or markets, fluctuations in foreign currency exchange rates, and seasonal factors; adverse changes in economic conditions; and Avid's liquidity. Moreover, the business may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors. The risks included above are not exhaustive. Other factors that could adversely affect Avid's business and prospects are described in the filings made by the Company with the SEC.

Avid expressly disclaims any obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

 Avid Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2013	By:	/s/ Ken Sexton
	Name:	Ken Sexton
	Title:	Executive Vice President, Chief Financial
Officer and Chief Administrative Officer